Filed by Cousins Properties Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TIER REIT, Inc.

Commission File No.: 001-37512
Date: March 26, 2019

On March 25, 2019, Cousins Properties Incorporated (“Cousins”) hosted a conference call to provide supplemental information regarding Cousins’ pending acquisition of TIER REIT, Inc. (“TIER”) pursuant to the Agreement and Plan of Merger, dated as of March 25, 2019, by and among Cousins, TIER and Murphy Subsidiary Holdings Corporation.  A copy of an updated transcript from this call follows.

COUSINS PROPERTIES INCORPORATED M&A CALL | MAR 25, 2019

Call Participants

EXECUTIVES

Gregg D. Adzema

Executive VP & CFO

Cousins Properties Incorporated

Michael Colin Connolly
President, CEO & Director

Cousins Properties Incorporated

Pamela F. Roper

Executive VP, General Counsel &

Corporate Secretary

Cousins Properties Incorporated

Scott W. Fordham

CEO & Director
TIER REIT, Inc.

ANALYSTS

Blaine Matthew Heck
Wells Fargo Securities, LLC,
Research Division

David Bryan Rodgers

Robert W. Baird & Co.

Incorporated, Research Division

James Colin Feldman

BofA Merrill Lynch, Research
Division

Michael Robert Lewis

SunTrust Robinson Humphrey,

Inc., Research Division

Piljung Kim

BMO Capital Markets Equity

Research

Robert Chapman Stevenson
Janney Montgomery Scott LLC,
Research Division

Copyright © 2019 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

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Presentation

Operator

Good day, and welcome to the Cousins Properties and TIER REIT Conference Call. [Operator Instructions] Please note this event is being recorded.

I would now like to turn the conference over to Pam Roper, Executive Vice President, General Counsel of Cousins Properties. Please go ahead.

Pamela F. Roper

Executive VP, General Counsel & Corporate Secretary

Good morning, everyone, and thank you for joining us. With me today are Colin Connolly, the President and Chief Executive Officer of Cousins Properties; Scott Fordham, the Chief Executive Officer of TIER REIT; and Gregg Adzema, the Chief Financial Officer of Cousins Properties.

As we said in the press release translated this morning, the presentation for this call is posted on the Investor Relations page of our website at www.cousins.com and on the Investor Relations page of TIER’s website at www.tierreit.com.

Please be aware that certain matters discussed today may constitute forward-looking statements within the meaning of federal securities laws with respect to the merger between Cousins Properties and TIER REIT. Actual results may differ materially from these statements due to a variety of risks and uncertainties and other factors. Neither company undertakes any duty to update any forward-looking statements, whether as a result of new information, future events or otherwise.

The full declaration regarding forward-looking statements is provided in the press release earlier today.

In addition, a statement regarding additional information and about the proposed merger and where to find it is provided in the press release.

With that, I’ll turn the call over to Colin Connolly.

Michael Colin Connolly
President, CEO & Director

Thank you, Pam, and good morning, everyone. We appreciate you joining us today on short notice to discuss this very exciting combination with TIER REIT. Please note that we have published a summary presentation to our respective websites which contains details on the transaction. We do not intend to flip pages today. Instead, we will provide some initial remarks followed by Q&A.

As announced earlier this morning, the Board of Directors of both companies have unanimously approved the strategic merger, which we expect to close during the third quarter of 2019. Simply put, we believe that this transaction creates the preeminent Sun Belt office REIT. Let me walk you through why this merger is so compelling.

First, our highly complementary portfolios, on a combined basis, represents an unmatched collection of trophy office properties, balanced across premier Sun Belt markets. Importantly, the transaction enhances our geographic mix as we will grow in Austin, one of the best performing markets in the nation, while balancing our Atlanta exposure without selling high-quality assets.

In addition, the merger creates a strategic foothold in the best submarkets of Dallas and adds a value-add asset at a Main & Main location in Charlotte in close proximity to the Cousins portfolio.

Before moving on, I would like to highlight the leading market positions of the combined company in Atlanta and Austin. Post closing, Cousins will have Class A market share of 18% in Buckhead and 14% in Midtown. Over in Austin, we will have 21% market share in CBD and 28% market share at The Domain, Austin’s second downtown. We remain bullish on both cities as they have demonstrated a consistent ability to attract high-quality jobs from leading companies like Google, Apple, Norfolk Southern, BlackRock and Facebook, who have all announced recent expansions or relocations to the cities.

In our view, the best Sun Belt cities with attractive urban cores and leading research universities are uniquely positioned to compete in the war to recruit and retain top talent.

Next, the combined company will have exceptional growth and value creation opportunities in the future. The current development pipeline, in aggregate, totals $484 million, with 1.5 million square feet of office that is 77% pre-leased to highly regarded companies like Dimensional Fund Advisors, Parsley Energy and several Fortune 100 technology companies.

In addition, TIER owns a fantastic land bank with well-located office development pads in Austin and Dallas as well as a great site in Buckhead, Atlanta, adjacent to our corporate headquarters. When combined with the Cousins shadow pipeline, the company will own strategic land that can accommodate over 3.4 million square feet of new office developments in our core markets. Given the increased scale of the combined company, this land bank will total less than 2% of the combined company’s total market value.

Lastly, the merger is financially attractive for Cousins. Given the highly complementary geographic footprint of the companies, we anticipate immediate G&A synergies of approximately $18.5 million. In addition, we expect to generate additional operational and leasing synergies through our increased scale and market concentrations. As a result, we believe that the transaction will be accretive to both NAV and FFO on a long-term basis as we realize value from these synergies, along with the stabilization of TIER’s significantly pre-leased development pipeline in 2021 and 2022.

Importantly, we were able to execute the transaction while retaining a best-in-class balance sheet, which provides financial flexibility and capacity to fund future growth.

Before turning the call over, I want to express my respect for Scott Fordham, CEO of TIER REIT as well as his entire team and Board of Directors. They’ve done an admirable job repositioning TIER since becoming a publicly traded company almost 4 years ago and have delivered great value for their shareholders. We are excited for Scott to join the Cousins board upon closing of the merger, and I look forward to working with him in the future. Scott?

Scott W. Fordham
CEO & Director

Thank you, Colin, and good morning, everyone. This is an important time for TIER REIT. Yesterday, our board voted unanimously to merge TIER REIT into Cousins Properties. It is my belief that this combination is a highly compelling opportunity for our stockholders. Without a doubt, I believe this strategic combination results in a portfolio of significant scale, a remarkable quality, located in and appropriately diversified across select Sun Belt markets, attractive to high-growth, dynamic companies.

In addition, the combination offers a formidable balance sheet, along with premier development size that should uniquely position the combined company to take advantage of opportunities to create significant value through development.

I’ve known Larry and Colin for many years and have a great deal of respect for the leadership team in their company. I look forward to working with Colin and his team to achieve a seamless integration of the companies.

The economics of this transaction were an important consideration for us. Using Friday’s closing prices, our investors will receive a 15.6% premium on their shares as well as a 20% increase in their dividends for TIER REIT share.

I would be remiss if I did not address my TIER REIT colleagues. I’m truly grateful for their efforts over the years that have led us to this compelling opportunity for our stockholders. We’ve built a tremendous organization, and our employees have done an outstanding job creating significant value for TIER REIT stockholders. We’re proud of the 84% total return our shareholders have earned since our listing in July 2015 based on the merger exchange ratio and the closing share price as of Friday.

With that, I will turn the call back over to Gregg.

Gregg D. Adzema
Executive VP & CFO

Thanks, Scott. Good morning, everyone. I’m going to begin by discussing the transaction’s impact on our income statement and balance sheet. And then I’ll move on to the capital sources and uses contemplated to close the transaction. I’ll follow that with a brief discussion on the dividend, and then I’ll wrap up with earnings guidance.

Based on the third quarter closing date, we expect this transaction to be modestly dilutive to full year 2019 FFO. This is primarily driven by Cousins’ current FFO multiple, which is temporarily low due to the significant Norfolk Southern gains and fees we announced a couple weeks ago, combined with TIER’s currently high FFO multiple, driven by the relatively large development pipeline. Longer term, as Colin discussed earlier, we firmly expect this transaction to be accretive to FFO.

Turning to our balance sheet. We expect the transaction to increase net debt to EBITDA to approximately 4.5x. At this leverage point, our balance sheet will remain among the very best within the office sector and in line with our often-stated target leverage level. We’ve consistently managed our leverage at 4.5x or lower since 2014 for the specific purpose of allowing us to efficiently complete opportunistic transactions. This approach is what enabled us to complete the Parkway transaction in 2016, and it’s what allows us to complete this transaction today.

From a sources and uses perspective, the transaction is very clean. The only potential capital markets activity will be a new debt issuance used to repay terms — 2 term loans and any outstanding balance on their credit facility. We will issue this issuance or issuances opportunistically to the extent we close the transaction without a compelling new — I’m sorry, without completing a new debt issuance. We will repay TIER’s term loans and their facility with a draw on our unsecured credit facility, where we have ample availability with a current view toward paying it down over time with permanent debt or asset sales.

To be clear, no asset sales are needed from either company to close this transaction. In fact, we’ve recently pulled our Meridian Mark medical office building, which was our only operating property in the process of being sold off the market.

The interest in this asset was terrific, and the pricing was strong. However, this larger transaction allows us to deemphasize efforts to reduce our Atlanta exposure and to reassess our entire portfolio.

Moving on, the combined company will assume Cousins’ current dividend policy. As Scott mentioned, based on our first quarter 2019 dividend, which we just announced last Friday, and the transaction’s exchange ratio, TIER’s shareholders will realize a 20% increase in their quarterly dividend payment.

Furthermore, Cousins and TIER have agreed to align the record and payment dates for any future quarterly dividends that are declared between today and closing.

Finally, we will continue to provide earnings guidance on a stand-alone basis through the closing of the transaction. And our next update will be provided in the normal course of business during our first quarter earnings announcement in late April.

With that, I’ll turn it back over to Colin.

Michael Colin Connolly
President, CEO & Director

Thanks, Gregg. At Cousins, we believe that we have a unique and compelling strategy. We strive to be the preeminent Sun Belt office company. We operate the company based on 4 core principles: first, own the premier Sun Belt portfolio in the best submarkets across our geographic footprint; second, maintain a disciplined approach to capital allocation; third, preserve a best-in-class balance sheet; and fourth, leverage strong local operating platforms. Our merger with TIER REIT is entirely consistent with this strategy and accelerates many of our key goals.

In conclusion, we have had an exciting start to 2019 at Cousins, with our Norfolk Southern deal and now an announced merger with TIER REIT.

In totality, these strategic transactions provide a meaningful boost to our 2019 FFO relative to our original guidance, enhance our geographic mix, expand our growth opportunities and increase our scale. And as I mentioned earlier, we will retain a sector-leading balance sheet.

Before turning the call back over to the operator for questions, I would like to express my deep appreciation to the Cousins team for their tireless work and dedication, to our Board of Directors for their unwavering support of the company and to our Executive Chairman, Larry Gellerstedt, who continues to be a great mentor to me and a wonderful resource for the company.

With that, I’ll turn the call back over to the operator for your questions.

Question and Answer

Operator

[Operator Instructions] Our first question comes from John Kim of BMO Capital Markets.

Piljung Kim

BMO Capital Markets Equity Research

I was wondering if I could just ask on the more background on the transaction as far as who pressured whom. Scott, were you actively looking for a partner and were you in discussions with other potential bidders for your company?

Michael Colin Connolly
President, CEO & Director

John, it’s Colin Connolly. The proxy for the transaction will be filed in April, and that document will include all of those details.

Piljung Kim

BMO Capital Markets Equity Research

What about a breakup fee? Can you discuss the breakup fee from each company’s standpoint?

Michael Colin Connolly
President, CEO & Director

Yes. So John, the merger agreement will be filed later today, and the specific details regarding the breakup fee will be included in that document, which I mentioned will be posted later this afternoon.

Piljung Kim

BMO Capital Markets Equity Research

Is there a period of a reduced breakup fee in the near term?

Michael Colin Connolly
President, CEO & Director

Again, I’d love to answer your question, but we do need to wait for that document to be posted this afternoon, and it will have all the details on the breakup fee.

Piljung Kim

BMO Capital Markets Equity Research

Okay. Final question for Scott. Your stock has performed well as you’ve stated in your prepared remarks. Your stock is up 42% over the last 12 months. It’s hard to argue that this offer is not a fair offer, but having said that, it’s also not conceivable that your stock price could not have reached $29 on its own. Can you just discuss why going at it with Cousins rather than a standalone company was the right approach?

Scott W. Fordham
CEO & Director

Sure. John, you know that I have a lot of passion for the portfolio that we’ve put together. Let’s talk about the development opportunities in Austin, also in Dallas, but I’ve also talked about our goals, and our goals were to increase our scale, to strengthen our balance sheet through a reduction in leverage, to diversify the portfolio across our target markets as well as position ourselves for significant growth opportunities. This combination, I believe, achieves all of those and positions the company in a superior position to achieve those goals. So at this point, I mean we’ve looked at it, but we clearly feel like that this is the right avenue for the company. And as a stock-for-stock deal, it allows our shareholders to continue to participate in an upside value creation in what I believe is the absolute premier best Sun Belt office REIT.

Operator

Our next question comes from Rob Stevenson of Janney.

Robert Chapman Stevenson

Janney Montgomery Scott LLC, Research Division

No mention of Houston in the release. What are the plans for that market given the previous Parkway transaction and in lieu of the recent sale of the Eldridge Place assets?

Michael Colin Connolly
President, CEO & Director

Sure, Rob. It’s Colin Connolly. Obviously, the TIER portfolio does include the Blalock Lakes asset in Houston. I would not read into this transaction as a reentry for Cousins into Houston. That being said, we know those assets well. We know that market well, and we were comfortable with those as a part of the overall transaction. In aggregate, it represents just 4% of the overall combined company. And as Gregg mentioned, as we close the transaction and reevaluate the portfolio as a whole and look at and reassess the noncore assets, the asset there in Houston will likely be in that conversation.

Robert Chapman Stevenson

Janney Montgomery Scott LLC, Research Division

Okay. And then, Scott, just a follow-up on John’s question in a different manner. Obviously, there’s going to be details released in the documents that get filed over time, but how does the board think about at this point in the cycle taking stock currency versus the sort of more surety of cash if they were going to wind up taking a deal?

Scott W. Fordham
CEO & Director

Yes. So Rob, we will provide those details in the proxy when it’s filed in terms of how we got to this point, but I will tell you what I love about this deal, again, is that it creates the absolute best Sun Belt office company with a high-quality portfolio positioned to create a lot of value with this land bank that both Cousins brought to the table as well as TIER brought to the table at a more efficient cost of capital. So I think it positions us well to bring significant value, and I think that we are very, very excited about the future.

Robert Chapman Stevenson

Janney Montgomery Scott LLC, Research Division

Okay. And then I know it’s early, Colin, but, I mean, in terms of the way that you’re looking at The Domain, I mean there’s a significant redevelopment opportunities. There is still some development — ground-up development there. Obviously, it’s a different risk profile when you’re just talking about stand-alone TIER in terms of how many dollars you want to have in not only Austin, but The Domain at any one point in time. But given a larger portfolio that’s more diverse by both market and asset and tenant type here, how are you guys thinking about possibly accelerating the redevelopment and/or the ground-up development at The Domain, specifically?

Michael Colin Connolly
President, CEO & Director

Well, we’re clearly very excited about the Austin component of this transaction. Cousins Properties has been active in that market for over 20 years. We have a fabulous team there with a demonstrated track record of creating value. And so as we look at the market wholly and then specifically, The Domain, we’re very enthusiastic about the opportunity. I think importantly, as you look at the combined company, while Austin represents a significant component of TIER on a stand-alone basis, on a combined basis, it will represent 24-or-so percent. So we will have additional capacity to do more there. I think ultimately, at Cousins, we look at all of those opportunities, whether it be redevelopment or ground-up development and look for the right level of demand to move forward. And based on the recent history in Austin with companies like Apple and Google and Facebook continuing to grow, I think we’re optimistic that we’ll have our shots to continue to take advantage of those development opportunities and grow at The Domain.

Robert Chapman Stevenson

Janney Montgomery Scott LLC, Research Division

Okay. And then one last one for me. In terms of the second member of the TIER board to be added to the Cousins board, how is that going to be determined?

Michael Colin Connolly
President, CEO & Director

That information will be included in the proxy.

Operator

Our next question comes from Jamie Feldman of Bank of America Merrill Lynch.

James Colin Feldman

BofA Merrill Lynch, Research Division

Colin or Gregg, maybe can you talk about valuation? Maybe thoughts on what the cap rate is for the TIER portfolio and just what gives you comfort at this point?

Michael Colin Connolly
President, CEO & Director

Sure, Jamie. We — this is, obviously, a corporate transaction, and so we looked at it from that perspective. That being said, we did look at this as a stand-alone real estate transaction as well, and we think it’s roughly a 6% cap on high-quality assets.

James Colin Feldman

BofA Merrill Lynch, Research Division

And that’s on what NOI, like forwards NOI or current?

Michael Colin Connolly
President, CEO & Director

Yes, that would be on the kind of a forward NOI for the operating properties.

James Colin Feldman

BofA Merrill Lynch, Research Division

Without development?

Michael Colin Connolly
President, CEO & Director

Correct.

James Colin Feldman

BofA Merrill Lynch, Research Division

Okay. And then as you think about just the synergies you mentioned, I mean what — can you talk more about where those are coming from and the likelihood — and what’s the risk that you don’t get all of those done?

Gregg D. Adzema
Executive VP & CFO

Jamie, it’s Gregg. Well, we’ve promised with the Parkway transaction $18 million of synergies realized immediately. We delivered $18 million of synergies. And so we believe we’ve got at least that, probably a little bit more here with this TIER transaction, and we believe we will deliver those just like we did last time. Synergies will get at the corporate level. There’s some overlap of being a public company. There’s some overlap in markets. There’s a lot of opportunities for us to realize synergies at the corporate level. And just to put it into perspective, I mean even before this transaction, our G&A kind of at 50 basis points of our enterprise value was very good. We’re increasing our G&A kind of at the midpoint of our G&A guidance, with this up by 12%, but our enterprise value is going up 45%. So that relationship goes from 50 basis points down to below 40. So I believe that we’ll really be running this very efficiently relative to the office peers that we have going forward, and we’re confident in the synergy number that we’ve given you.

James Colin Feldman

BofA Merrill Lynch, Research Division

Okay. And then as you think about the 2 companies, I mean, I know you’ve talked about the real estate in the submarkets, but can you just talk about the particular strength of both that seem like they’ll come — you think will come together particularly strong?

Michael Colin Connolly
President, CEO & Director

Well, Jamie, it — again, I think both companies were kind of growing in a similar direction, which is to take advantage of really the Sun Belt opportunity, which is based on, I think a couple of important long-term trends, which is migration from the Northeast to the Southeast as well as from the West Coast into markets like Austin and Dallas. And at the same time, we continue to see a flight to quality and companies as they compete for talent looking to be in the best submarkets, most highly amenitized submarkets. And Cousins and TIER, we’re both positioning ourselves to be at the intersection of those trends. So I think, philosophically, we’ve got kind of very similar views on how to capitalize on a great opportunity. TIER clearly brings a fantastic development pipeline that’s over 80% pre-leased and has a very attractive land bank as well with additional sites in Austin, but I think importantly, with a couple of terrific sites in Dallas, along with a couple of buildings, which I think actually, gives us a real foothold into Dallas, which you’ve heard us talk about in prior calls is an important strategic objective for the company. Add on top of that a site next to our corporate headquarters in Atlanta, a terrific building in Charlotte, overall, we think it’s a very highly complementary fit.

James Colin Feldman

BofA Merrill Lynch, Research Division

Okay. That’s helpful. And then just back to Gregg. You’ve talked about slight dilution in ‘19 and then accretion. Can you give some color on when that accretion starts to kick in and just how material that dilution might be?

Gregg D. Adzema
Executive VP & CFO

Sure, Jamie. So in the near term, driven by kind of our current FFO multiples, which I discussed in the prepared remarks, ours is a little bit low at the moment because of the Norfolk Southern transaction we just announced. TIER’s is above average because of their significant development pipeline that we talked about. It is near-term dilutive. And for 2019, Jamie, it’s probably $0.01 or $0.02 dilutive to FFO, but it quickly turns around and becomes accretive in ‘21 and ‘22, as these developments, most of which are highly pre-leased, begin to kick a stabilized NOI. And then the operating synergies that Scott and Colin both mentioned earlier, those are not required for the accretion, but we think they’re icing on the cake, and I think that we’ll realize those synergies out in the market over the coming year or 2.

James Colin Feldman

BofA Merrill Lynch, Research Division

You’re saying you don’t need the $18.5 million of savings?

Gregg D. Adzema
Executive VP & CFO

No, the G&A synergies we need. I’m talking about the operational synergies at the property level versus through scale, through leasing opportunities. I think there’s more at the property level to be achieved that are not in our numbers. The $18.5 million is in our numbers, and that’s basically G&A synergies.

James Colin Feldman

BofA Merrill Lynch, Research Division

Okay. So you said $0.01 to $0.02 in ‘19, that’s only — that’s basically in the fourth quarter only, right, because it closes in the third quarter?

Gregg D. Adzema
Executive VP & CFO

We’re assuming a third quarter close. We don’t know exactly when it’s going to close in the third quarter, but from a conservative perspective, we’re assuming it closes at the very beginning of the quarter, so that’s kind of 2 quarters.

James Colin Feldman

BofA Merrill Lynch, Research Division

Okay. And then so a similar drag in ‘20 before it start to get positive [ and turn ]?

Gregg D. Adzema
Executive VP & CFO

No, I don’t think it’s appropriate for you to annualize that because TIER’s properties and our properties begin to kick out some stabilized NOI beginning in 2020. We don’t reach the full stabilization run rate till ‘21 or ‘22, but they do start to kick out some NOI in ‘20 that’s not in ‘19. So the dilution that we discussed in ‘19 begins to dissipate in ‘20 and then it flips completely in ‘21 and ‘22.

James Colin Feldman

BofA Merrill Lynch, Research Division

And then what’s the magnitude of the accretion in ‘21 and ‘22?

Gregg D. Adzema
Executive VP & CFO

Yes, we only provide guidance, Jamie, for kind of the current year that we’re in. So as I’ve said, in the normal course of business, we’ll provide you with ‘20 and then when it’s appropriate, ‘21 and ‘22 FFO guidance.

Operator

Our next question comes from Blaine Heck of Wells Fargo.

Blaine Matthew Heck

Wells Fargo Securities, LLC, Research Division

So Colin, when you think about the development pipeline going forward, does this transaction and the additional development potential at The Domain shifts your focus away from any other opportunities that you may have had in the legacy Cousins portfolio?

Michael Colin Connolly
President, CEO & Director

No, it doesn’t, Blaine. And we’ll look at all the opportunities across all of our markets and prioritize the projects that we think have the best risk-adjusted returns. And you’ve heard us often times say in the past as we look at development opportunities across the company as a whole that 10% to 15% of our total market cap would be kind of a decent proxy. Upon closing of the transaction, again, with the increased scale of the company, the combination of our development pipeline as well as TIER’s, we’re at just about 9%. And so we continue to have, again, capacity for high-quality, demand-driven development opportunities across our markets.

Blaine Matthew Heck

Wells Fargo Securities, LLC, Research Division

Okay. That’s helpful. And then I know Gregg mentioned no dispositions necessary to complete this deal, but thinking forward, Colin, you’ve talked a little bit about Houston, but can you talk about whether there’s any plan to sell off additional assets or markets within the TIER portfolio that maybe you guys would consider noncore?

Michael Colin Connolly
President, CEO & Director

Well, as we mentioned, as we get through the transaction and get it closed, like we did with Parkway, we took some time to reevaluate all of their assets and all of our assets, frankly, and really force rank those. And then look at whether it was desired to bring leverage down or to dispose of some assets to fund compelling new growth opportunities. And so we’ll do the same here over the immediate term. As we look at the TIER portfolio relative to ours, we obviously don’t operate in New Jersey today, we don’t operate in Houston. And so that will certainly factor into our decision as we look at and reevaluate the noncore assets and what our disposition plans might be in the future.

Operator

Our next question comes from Michael Lewis of SunTrust.

Michael Robert Lewis

SunTrust Robinson Humphrey, Inc., Research Division

Well, Colin and Gregg, you have pretty good poker faces, since I just spent a whole day with you and did not see this coming. My first question, I didn’t see anything about transaction costs, legal, severance. Should I just assume that we have to wait until the filing for those numbers as well?

Gregg D. Adzema
Executive VP & CFO

Michael, it’s Gregg. No, we can give you a range for total transaction costs this morning. We believe that the total transaction costs, including what you just described as well as many others, will total about $75 million to $80 million.

Michael Robert Lewis

SunTrust Robinson Humphrey, Inc., Research Division

Okay. The decision not to sell Meridian Mark or to take that off the market, is that just a function of maybe your answer to the previous question that when you were forced ranking, maybe that looked like a good sale candidate and now you kind of go back, you reestablish and maybe it’s Houston, maybe it’s something else falls below that, and so this is kind of a pause on that? Or was there another reason? Because you were under-levered, I suppose, you could say, but this transaction does take your leverage up a full turn. Maybe you could just talk more about the decision to take that off the market.

Michael Colin Connolly
President, CEO & Director

Yes, Michael, it really was the — your first part of your comments, I think are accurate. We did — as we were moving through the process on Meridian Mark, we were very pleased with the interest and the pricing levels, but as this transaction started to come together, I think we looked at part of the rationale for selling that before, which was in large part to fund another Atlanta development property and thinking about our overall Atlanta exposure, which was over 40% at the time. So clearly, with this transaction, it does rebalance Atlanta. And as we look at the totality of the combined company’s portfolio, as I mentioned earlier, there’s a handful of assets in TIER’s portfolio that we don’t currently operate in, they’re one-off assets, and we certainly have a great portfolio and a great team here in Atlanta. And so those — things like that will factor into our thinking and the decision-making as we ultimately decide or make the decision to sell assets in the future.

Operator

Our next question comes from Dave Rodgers of Baird.

David Bryan Rodgers

Robert W. Baird & Co. Incorporated, Research Division

Just a follow-up on the asset sales. Maybe not necessarily what you do post close, but Third + Shoal is in the market currently, and I think Burnett Plaza was headed to the market. So are you guys terminating the process of selling these assets prior to the merger? A little more color on that maybe from Scott or Colin or Gregg would be helpful.

Scott W. Fordham
CEO & Director

Yes, sure, Dave. No, we are operating as a standalone company, obviously, until this merger is complete. We were well along in the process of Third + Shoal, so we will continue down that process. With respect to Burnett Plaza, it is not in the market, and so we are not considering putting that in the market currently.

David Bryan Rodgers

Robert W. Baird & Co. Incorporated, Research Division

And Scott, any other assets that were in the market or have been contemplated to sell this year?

Scott W. Fordham
CEO & Director

We have not had any other assets in the market. Of course, we’ve talked time and time again about New Jersey at the right time that we would exit that asset, but we will — we did not anticipate that asset be sold this year. It was likely a 2020 sale for us.

David Bryan Rodgers

Robert W. Baird & Co. Incorporated, Research Division

Okay. Sounds good. And then I guess with regard to development starts continuing to operate as a stand-alone company, the next start at The Domain was kind of anticipated here pretty shortly. Are you continuing to move forward with additional development starts on both sides? Should we contemplate that and kind of any merger modeling?

Scott W. Fordham
CEO & Director

Yes, the way we look at the developments is the tenant demand there to move forward and be successful on those development projects, we’ve talked about the demand, and we’ve seen, particularly in The Domain. And so we feel very good about that tenant pipeline, and we feel like that’s going to create those opportunities for us to continue to move forward with those projects.

Michael Colin Connolly
President, CEO & Director

And obviously, Scott and myself, the Cousins and TIER team will be working kind of hand-in-hand as we think about decisions to move forward on development projects.

David Bryan Rodgers

Robert W. Baird & Co. Incorporated, Research Division

Okay. That’s fair. And I think from, Gregg, your perspective, you typically said you’d fund any development kind of with equity ahead of time and realizing maybe these starts at TIER wouldn’t be your own. But how do you think about kind of issuing incremental equity post the close of the transaction to get your leverage back down to fund any development starts in the meantime as you did, I think, in the Parkway transaction as well?

Gregg D. Adzema
Executive VP & CFO

Just to be clear, we’ll use whatever the most efficient source of capital is to fund new development opportunities, and it may be equity, it may be asset sales, and we’ll assess that at the time. We do — you’re right, we do tend to prefer funding development commitments upfront rather than on an ongoing basis. Once you put a shovel on the ground, you’re kind of committed. So we want to go ahead and lock in what we believe is the appropriate cost of capital at the time we start the development. In terms of looking forward in this transaction as new developments come online, we’ll fund them on a leverage-neutral basis. The decision to reduce our leverage kind of below the 4.5x that will be produced by the combination of these companies, that’s a bigger decision. And we’re comfortable running the company at 4.5x, as I mentioned in my prepared remarks, that still puts us at the very top of the office set in terms of financial strength. And we’ve said for years that we’re comfortable running at that leverage level. That being said, if we have an opportunity, as Colin mentioned earlier, as we assess kind of the noncore portfolios of both companies to sell more than we would need for the development efforts and reduce our leverage, that’s something we’ll definitely consider. We did it with Parkway, and we’ll consider it this time as well.

Operator

[Operator Instructions] Our next question is a follow-up from Jamie Feldman of Bank of America Merrill Lynch.

James Colin Feldman

BofA Merrill Lynch, Research Division

Colin, I just wanted to get your big picture thoughts on — I mean, if you think about the last time Cousins made a big market entry, it was Houston. It was a market that had a lot of momentum at the time. How do you think — what’s different about Austin now than Houston then? Because at the time, it seemed like it did have a really good trajectory like Austin does now. Can you help us think through how you thought about that risk of making sure you’re not back in a similar position?

Michael Colin Connolly
President, CEO & Director

Well, a fair question, Jamie. I do think as you kind of step back and compare kind of those 2, when we made the entry into Houston with the Crescent transaction it, in aggregate, was over 40% of the overall company. As I mentioned earlier, while Austin represents a significant portion of TIER’s portfolio in context of the larger combined company, it’s just 24%. And I think, obviously, Austin is levered to the technology sector, which in aggregate here will only represent about 20% of our overall customer base. So we feel like through this transaction that we’ve enhanced our geographic mix. We continue to have a very well diversified kind of industry base, which is important. And then as I said, as we look at Austin, we continue to be very bullish on it. And I think that’s a function of again, some of the migration trends that are underway in the country where you’re seeing large companies from California, in particular, migrate, look to relocate or oftentimes expand in Austin. Think that you saw a little less of that in Houston. It was purely driven by energy. So the high quality of life in Austin, the strong urban core, state capital, a really dominant research university in the University of Texas, we think companies like, again, Apple and Google and Facebook continue to validate Austin. But if Austin were to churn in all markets cycle, again, putting in context, it’s a much, much smaller component of the overall company than where we stood with Houston several years back.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Colin Connolly for any closing remarks.

Michael Colin Connolly
President, CEO & Director

Well, we want to thank everybody for participating in this call on such short notice. We here at Cousins and TIER REIT are incredibly excited about the opportunity in front of us for the combined company, and we’ll look forward to discussing that with you in the future. Please don’t — feel free to reach out and ask questions at any time. Thank you.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Information

In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Cousins and TIER operate and beliefs of and assumptions made by Cousins management and TIER management, involve uncertainties that could significantly affect the financial or operating results of Cousins, TIER or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving Cousins and TIER, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transaction to stockholders, employees, tenants and other constituents of the combined company, rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) the potential liability for a failure to meet regulatory requirements, including the maintenance of real estate investment trust status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the transaction and the timing of the closing of the transaction, (x) the ability to successfully integrate our operations and employees following the closing of the transaction, (xi) material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities, (xii) potential changes to tax legislation, (xiii) adverse changes in financial condition of joint venture partner(s) or major tenants, (xiv) risks associated with the acquisition, development, expansion, leasing and management of properties, (xv) the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with tenants, employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against Cousins or TIER, (xvi) significant costs related to uninsured losses, condemnation, or environmental issues, (xvii) the ability to retain key personnel, (xviii) the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction, and (xix) those additional risks and factors discussed in reports filed with the SEC by Cousins and TIER from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, each of Cousins and TIER disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

Important Additional Information and Where to Find It

In connection with the proposed merger, Cousins will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Cousins common stock to be issued in connection with the merger.  The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of Cousins and TIER seeking their approval of their respective transaction-related proposals.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COUSINS, TIER AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Cousins at its website, www.cousins.com, or from TIER at its website, www.tierreit.com.  Documents filed with the SEC by Cousins will be available free of charge by accessing Cousins’ website at www.cousins.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Cousins at 3344 Peachtree Road NE, Suite 1800, Atlanta, GA 30326, and documents filed with the SEC by TIER will be available free of charge by accessing TIER’s website at www.tierreit.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to TIER at 5950 Sherry Lane, Suite 700, Dallas, Texas 75225.

PARTICIPANTS IN THE SOLICITATION

Cousins and TIER and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of TIER and Cousins in respect of the proposed transaction under the rules of the SEC. Information about TIER’s directors and executive officers is available in TIER’s proxy statement dated April 9, 2018 for its 2018 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Information about Cousins’ directors and executive officers is available in Cousins’ proxy statement dated March 14, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from TIER or Cousins using the sources indicated above.

NO OFFER OR SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.